October 19, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Ameen Hamady

 Terence O’Brien

 Margaret Schwartz

 Joseph McCann

Re:	Abcam plc

Registration Statement on Form F-1 (File No. 333-249263)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the underwriters have distributed approximately 2,000 copies of the Preliminary Prospectus dated October 19, 2020 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 21, 2020 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.
For themselves and as representatives of the syndicate of underwriters for the offering

By MORGAN STANLEY & CO. LLC

By:	/s/ Valerie Dixon
Authorized Representative

By BOFA SECURITIES, INC.

By:	/s/ Christina Dix
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]